UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Temporary Closure of Qujing Jinsheng Amusement Park

Qujing Jinsheng Amusement Park (the “Park”), one of Golden Heaven Group Holdings Ltd.’s existing amusement parks, has been temporarily closed, beginning July 12, 2024 (Beijing Time), and is expected to reopen in approximately three months. The Park closure is due to the need for electrical conversion and maintenance, as mandated by the local government in Qujing City. Such government mandate is extraordinary and is not expected to recur in the future. The progress of electrical conversion and maintenance may extend or affect the duration of the Park closure. The Park accounted for approximately 8% of our revenue for the fiscal year ended September 30, 2023. Given that we expect to generate additional revenue from Seven Rainbow Park, one of our new amusement parks that is scheduled to open in the third calendar quarter of 2024, the Park closure is not anticipated to have a material adverse effect on our overall financial condition and results of operations.

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. We undertake no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot assure you that such expectations will turn out to be correct, and we caution investors that actual results may differ materially from the anticipated results and encourage investors to review other factors that may affect our future results in our registration statement and other filings with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: July 16, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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